Mail Stop 3561

June 1, 2006

Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, Florida 33018

>   **Re: Fuego Entertainment, Inc.**
>   **Amendment No. 10 to Registration Statement on Form SB-2**
>   **Filed May 16, 2006**
>   **File Nos. 333-127612**

Dear Mr. Cancio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referred to in this letter correspond to the page numbers in the marked copy of Amendment No. 10 to the Form SB-2 registration statement you filed on EDGAR on May 16, 2006.

General

1. We note that Hugo Cancio is the sole officer and director and controls 70% of your outstanding common stock. Therefore, please tell us whether Mr. Cancio is subject to any pending legal proceedings, and if so, please tell us who the principal parties are, the beginning date and court of the proceeding, and describe to us the facts underlying the proceeding and the relief sought.

2. We note your response to comment 1 from our letter dated April 25, 2006. Please provide us the following information regarding the new, amended portions of your Management's Discussion and Analysis section and your Description of Business section:

- In the last paragraph on page 15, it appears that you are implying that you are seeking to represent several Puerto Rican artists, but you list only Willfredo Batista. Please revise to update the status of these contract negotiations and the likelihood of entering into contracts with any of these artists at this time.

- In your Target Markets subsection on page 24, you state that you offer currently a wide selection of hip-hop, rap, pop, and contemporary music. However, you have stated that you do not yet offer any musical features since you have not signed an agreement with Ciocan Entertainment Music Group, LLC. Please revise or advise.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William D. O'Neal, Esq.
        The O'Neal Law Firm, P.C.
        Via Fax: (480) 816-9241